PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060
Sacramento, California 65814

(916) 403-2123

March 28, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington DC 20549

Re:	WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 SEC Registration No.: 333-186551 Initial Filing Date: February 8, 2013

To: Division of Corporation Finance:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Pacific Ethanol, Inc. (the “Registrant”) to withdraw its Registration Statement on Form S-1, initially filed by the Registrant on February 8, 2013 (the “Registration Statement”).

The Registration Statement has not been declared effective by the SEC and no securities have been sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant because the Registrant anticipates that it will enter into a private transaction after the withdrawal of the Registration Statement.  The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions, please do not hesitate to contact our securities counsel, Larry A. Cerutti, Esq. at Troutman Sanders LLP at (949) 622-2710.

Very truly yours,

PACIFIC ETHANOL, INC.
a Delaware corporation

/s/ CHRISTOPHER W. WRIGHT

Christopher W. Wright
Vice President and General Counsel